                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

                              *   *   *   *


The following prepared remarks were given by the Chairman of the CBOT at a meeting of the members of the CBOT on July 25, 2001 and are currently available on the CBOT's intranet sites, MemberNet and OnBoard.


                 Remarks by CBOT Chairman Nickolas J. Neubauer
                           Member Information Meeting
                             CBOT / CBOE Resolution
                                 July 25, 2001


     After months of work and good faith negotiations, the leaderships of the CBOT and the CBOE agreed to a resolution of the issues between us. It was approved by our Board of Directors today, after such action by the CBOT was recommended by our Executive Committee, Lessor Committee and Joint CBOT/CBOE Advisory Committee.

     Unfortunately, the CBOE Board of Directors decided not to take action on the resolution today and consequently I cannot tell you that this dispute is over. We have concluded our negotiations with the CBOE leadership and have produced a fair and balanced agreement. We hope that the CBOE Board of Directors will carefully consider what is in the best interests of our two exchanges and move forward as soon as possible.

     I know your patience is close to an end but I remain firm in my commitment to you to resolve our CBOE issues while preserving the exercise right.

1.     CBOE Relationship

     I am going to discuss with you the details of the settlement but before I do that, I want to tell about the biggest obstacle to resolution. This is the feeling of CBOE members that over the years they had been ignored and that they could not trust the CBOT, no matter what a paper agreement said. This has given some CBOE members fertile ground in which to sow seeds of distrust.

     Our exchanges, membership as well as leadership, must trust each other. This agreement, once signed, will provide a firm foundation for future cooperation. In addition, I plan to invite the CBOE's senior elected official, its Vice Chairman, to our Board meetings. Consequently, with the approval of our Executive Committee, I have asked Mark Duffy, the CBOE Vice Chairman, to attend and give input at our Board meetings after this dispute is resolved.

     I would be happier making this announcement today if the CBOE Board had approved our fair and balanced agreement. I am making it anyway because it is the right thing to do; each member that I have discussed this with has said "Great idea!" We have had such an arrangement in the past with BOTCC and many large corporations have board representation for entities important to their business. For us, it is critical that we have good relations and communications with the CBOE and so I have taken this step.

     Let me tell you a little bit about Mark Duffy. A long time member of both exchanges told me, "You won't find a more honest person than Mark Duffy." After working with him in these negotiations I know that to be true and I do not hold him responsible for the lack of CBOE action today.


2.     CBOT/CBOE Resolution

     Even though the CBOE Board declined to take action today, I am going to discuss the major points of this resolution with you. This resolution would be incorporated into our restructuring plan and so you would be reviewing it in the context of the membership vote on the overall restructuring.

     As you know, our discussions with the CBOE have been going on for months. Your Executive Committee has been kept fully informed and voted unanimously to support this resolution. Last week we also reviewed it with two important committees, the Lessor Committee and our CBOT/CBOE Joint Advisory Committees, and both strongly endorsed this resolution.

     The legal agreement itself is only 7 pages long, and we will have a copy of it available for you today. You will also receive a copy of my remarks today.

     The CBOT and CBOE will enter into an agreement to settle all pending disputes regarding CBOT restructuring and CBOT electronic trading as they affect or may affect the Exercise Right.

     As part of its restructuring, CBOT would agree to issue coupons representing the Exercise Right (the "Exercise coupon"). Previously, our Restructuring Plan provided that members would receive Class A shares (which represented equity in the overall CBOT) and Class B shares which represented trading rights (the B-1 share represented Full Member trading rights and the exercise right). Under this proposal, Full Members would receive an Exercise coupon in addition to Class A and Class B-1 shares.

     Like CBOT Class A and Class B Series B-1 shares, Exercise coupons may be bought and sold separately. The CBOT agrees to specify that no CBOT member will hold or possess an exercise right at CBOE unless the member holds 1) 25,000 Class A shares (subject to adjustment for splits), AND 2) a Class B Series B-1 share AND 3) an Exercise coupon.

     Any CBOT member holding all of these three interests may exercise personally or delegate all these rights to a qualifying party who may exercise and then become a Member of CBOE.

     The Class A, Class B Series B-1 shares and the Exercise coupon may be unbundled and rebundled. This means if you sell one of the three, and lose the ability to exercise, you may later repurchase the part sold and regain your right to exercise.

       CBOE for its own account and CBOE members will be free to purchase and hold or sell the Class B shares and the Exercise coupons without limitations and may also purchase the Class A shares (subject to the same terms as other purchasers). This means, for example, that should the CBOE wish to reduce the number of potential exercisers, they can do so by buying Exercise coupons in the open market from those willing to sell.

       The CBOT has created and will agree to maintain meaningful member fee preference and pit closing provisions as described in its S-4 restructuring proposal. This is expected to prevent mass migration of CBOT exercisers to the CBOE. If questions subsequently arise as to the continued meaningfulness of such incentives, they shall be submitted to binding arbitration with an opportunity for the CBOT to "cure", i.e., to correct the problem.

       The delegator relinquishes all trading rights at both exchanges and may trade only as a customer at customer rates (unless the delegator owns another membership).

       Both Exchanges are free to develop, provide, maintain and use electronic trading platforms and to determine their respective access policies which will not affect the Exercise Right, subject to the limits I have already described.

       CBOT Full Member Delegates who are Exerciser Members of the CBOE may trade on the CBOT's electronic trading platform only at customer rates. CBOT Full Members who are Exerciser Members of the CBOE may trade on the CBOT's electronic trading platform as a CBOT member at member rates only if they are not physically present on the CBOE trading floor and are not logged on the CBOE's electronic trading platform. If a CBOT Full Member is present on the CBOE trading floor or is logged on to the CBOE's electronic trading platform at the time an order is entered or altered on the CBOT's electronic trading platform by or on behalf of such member, then such member will be charged CBOT customer rates for trades resulting from the execution of such orders.

       The CBOT agrees to withdraw its amended complaint in the Circuit Court. The CBOE agrees to withdraw File No. SR-CBOE-00-44 filed with the SEC.

       The CBOT and the CBOE agree that this agreement supersedes any other legal documents involving the Exercise Right. (Except where superseded by this agreement, the 1992 Agreement continues to be valid.)

                              *     *     *     *

       I believe that this resolution will set the stage for close future cooperation between our exchanges. We have already begun this with our joint venture on single stock futures and, thanks especially to David Vitale, we are taking serious steps to work with the CBOE on a number of cost saving and technology initiatives.

       Bill Brodsky and Mark Duffy are good faith negotiators. This agreement came out out of months of talks with them, and on our side we had great support from Carol Burke, our

3
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Executive Vice President and General Counsel. In contrast to last year, "outside advisors" played very little role.

       Now let's hear from David Vitale and then discuss the resolution and today's events in response to your questions.

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall made be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4

                            *   *   *   *
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                                                                   July 23, 2001

     The following document was distributed to CBOT members on July 25, 2001.

                                   AGREEMENT

     This Agreement is made and entered into this __ day of ________, 2001 ("Effective Date") by and between the Board of Trade of the City of Chicago, Inc., a Delaware non-stock corporation (the "CBOT"), and the Chicago Board Options Exchange Incorporated, a Delaware non-stock corporation (the "CBOE").

     WHEREAS, paragraph (b) of Article Fifth of CBOE's Certificate of Incorporation ("Article Fifth(b)") provides, among other things, that every present and future member of the CBOT who applies for membership in the Corporation and who otherwise qualifies shall, so long as he remains a member of the CBOT, be entitled to be a member of the CBOE (this right of members of the CBOT to become members of the CBOE is referred to herein as the "Exercise Right";

     WHEREAS, the CBOT and the CBOE entered into an Agreement dated as of September 1, 1992 (the "1992 Agreement") for the purpose of resolving a dispute as to the meaning of certain terms as used in Article Fifth(b) and the nature and scope of the Exercise Right;

     WHEREAS, the CBOT intends to pursue a strategic restructuring as specifically contemplated by that certain Registration Statement on Form S-4 (Registration No. 33-54370);

     WHEREAS, additional disputes have arisen between the CBOT and the CBOE regarding the Exercise Right in the context of the CBOT's proposed strategic restructuring and the expanded operation of CBOT's electronic trading system proposed to be implemented in connection therewith; and

     WHEREAS, the parties, in their own capacity and on behalf of their respective members, wish to resolve these additional disputes to their mutual benefit;

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein (but subject to Section 11 below), the parties, in their own capacity and on behalf of their respective members, pursuant to the authorization of their respective Boards of Directors, agree as follows:

1.   DEFINITIONS.

     For purposes of this Agreement, the definitions set forth in this Section 1, including revised definitions of certain terms previously defined in the 1992 Agreement, shall apply. Capitalized terms used but not further defined in this Agreement shall have the respective meanings ascribed to such terms in the 1992 Agreement.

     (a) "Registration Statement" means that certain Registration Statement on Form S-4 filed by the CBOT with the Securities and Exchange Commission under the Securities Act of 1933 (Registration No. 33-54370), as amended by Amendments No. 1 through __ thereto.

     (b) "CBOT Restructuring Transactions" means the proposed strategic restructuring of the CBOT and the related expansion of its electronic trading operations, as described in the Registration Statement.

     (c) "Exercise Right Coupon" means the instrument to be issued to each of the 1,402 CBOT Full Members pursuant to and as part of the CBOT Restructuring Transactions, which shall evidence and represent the Exercise Right and which shall, subject to satisfaction of the other conditions to being an Eligible CBOT Full Member as defined below, entitle the holder thereof to become an Exerciser Member.

     (d) "Eligible CBOT Full Member" has the meaning set forth in the definition of that term in the1992 Agreement, provided that upon consummation of the CBOT Restructuring Transactions and in the absence of any other material changes to the structure or ownership of the CBOT or to the trading rights and privileges appurtenant to a CBOT Full Membership not contemplated in the CBOT Restructuring Transactions, an individual shall be deemed to be an Eligible CBOT Full Member if the individual: (i) is the owner of record (or the nominee of a member firm that is the owner of record) of (A) 25,000 shares of Class A Common Stock of the CBOT (such number being subject to anti-dilution adjustment in the event the Class A Common Stock is subject to a stock split, reverse split, stock dividend or other stock distribution made to existing shareholders, or the issuance of shares to existing shareholders at less than fair market value), and (B) one
          (1) share of Class B Common Stock, Series B-1, of the CBOT, and (C) one (1) Exercise Right Coupon, (ii) has not delegated any of the rights or privileges appurtenant to such ownership, and (iii) meets the applicable membership and eligibility requirements of the CBOT and is deemed to be a "CBOT Full Member" under the CBOT's Rules and Regulations then in effect. CBOT Class A Common Stock, CBOT Class B Common Stock and Exercise Right Coupons may be separately bought and sold, and may be unbundled and rebundled, for purposes of qualifying the owner thereof as an Eligible CBOT Full Member.

     (e) "Eligible CBOT full Member Delegate" has the meaning set forth in the definition of that term in the 1992 Agreement, provided that upon consummation of the CBOT Restructuring Transactions and in the absence of any other material changes to the structure or ownership of the CBOT or to the trading rights and privileges appurtenant to a CBOT Full Membership not contemplated in the CBOT Restructuring Transactions, an individual shall be deemed to be an eligible CBOT Full Member delegate if the individual (i) is in possession of (A) 25,000 shares of Class A Common Stock of the CBOT (such number being subject to anti-dilution adjustment in the event the Class A Common Stock is subject to a stock split, reverse split, stock dividend or other stock distribution made to existing shareholders, or the issuance of shares to existing shareholders at less than fair market value), and (B) one (1) share of Class B Common Stock, Series B-1, of the CBOT, and (C) one (1) Exercise Right Coupon, (ii) holds one or more of the items listed in (i) above through delegation rather than ownership, and (iii) meets the applicable membership and eligibility requirements of the CBOT and is deemed to be a "CBOT Full Member Delegate under the CBOT's Rules and Regulations then in effect. For the purposes of this provision, the words "in possession of" shall be deemed to include possession by ownership, lease, or, in the case of shares, by pledge or assignment agreement relating to such shares whereunder the owner of such shares is precluded from selling or transferring them during the term of such pledge or assignment agreement.

2.   THE CBOT'S AGREEMENTS.

     (a) The CBOT agrees, in its own capacity and on behalf of its members, that only an individual who is an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate is a member of the CBOT within the meaning of Article Fifth(b) eligible to be an Exerciser Member, subject to the terms and conditions of this Agreement, and to the extent not inconsistent with this Agreement, the 1992 Agreement.

     (b) The CBOT agrees that as part of the CBOT Restructuring Transactions it shall issue exactly 1,402 shares of Class B Common Stock, Series B-1, and exactly 1,402 Exercise Right Coupons, and shall distribute one (1) such share of Class B Common Stock and one (1) such Exercise Right Coupon to each of the 1,402 CBOT Full Members, and will not issue any additional shares of Class B Common Stock, Series B-1, or any additional Exercise Right Coupons. The CBOT shall also issue and distribute 25,000 shares of its Class A Common Stock to each of the 1,402 CBOT Full Members. CBOE for its own account and CBOE members will be free to purchase and to hold, lease or sell the Class B shares and the Exercise Coupons without limitation, and may also purchase, hold or sell the Class A shares, subject to the same terms as other purchasers.

     (c) The CBOT agrees and represents that it has created and will maintain various incentives to promote the continued value of CBOT membership, including meaningful member and delegate fee preferences (applicable to the floor and electronic trading platform) and pit closing provisions as described in the Registration Statement. In addition, CBOT agrees to maintain seat ownership requirements for CBOT clearing firms. A schedule of such current preferences and incentives has been provided to CBOE by the CBOT and the CBOE has taken notice of the schedule of current fees imposed on CBOT members and delegates. These incentives are expected to serve the purpose of preventing mass migration of CBOT exercisers to CBOE. Any questions that may subsequently arise as to the continued meaningfulness of such preferences and other incentives for this purpose shall be submitted to binding arbitration in accordance with Section 7 of this Agreement. The arbitration panel will have the authority: 1) to determine whether the member preferences and other incentives maintained by the CBOT remain meaningful for the purposes set forth in this Section 2(c); 2) if that determination is unfavorable to CBOT, to specify a remedy to restore meaningful preferences and incentives; and 3) to prescribe the consequences of any failure by the CBOT to adopt such a remedy within thirty days of the panel's decision.

     (d) The CBOT agrees that if a CBOT Full Member delegates his or her membership rights to a CBOT Full Member Delegate who exercises to become an Exerciser Member, the CBOT Full Member/delegator relinquishes all member trading rights at both the CBOT and the CBOE, and may trade only as a customer at customer rates at the CBOT unless the member/delegator owns another CBOT membership which entitles that member to member trading rights and transaction rates.

     (e) The CBOT agrees that CBOT Full Member Delegates who are Exerciser Members of the CBOE may trade on the CBOT's electronic trading platform only at customer rates. The CBOT agrees that CBOT Full Members who are Exerciser Members of the CBOE may trade on the CBOT's electronic trading platform as a CBOT member at member rates only if they are not physically present on the CBOE trading floor and are not logged on to the CBOE's electronic trading platform. If a CBOT Full Member is present on the CBOE trading floor or is logged on to the CBOE's electronic trading platform at the time an order is entered or altered on the CBOT's electronic trading platform by or on behalf of such member, then such member will be charged CBOT customer rates for trades resulting from the execution of such orders.

     (f) The CBOT agrees to amend its rules, effective no later than the consummation of the CBOT Restructuring Transactions, to the extent necessary to implement the provisions of this Agreement.

     (g) Within five (5) days following the Effective Date of this Agreement, the CBOT will file a notice of voluntary dismissal of its amended complaint for declaratory and injunctive relief and damages, Civil Action No. 00CH1500, filed on February 16, 2001, in the Circuit Court of Cook County, Illinois, Chancery Division.

3.   THE CBOE'S AGREEMENTS.

     (a) The CBOE agrees, in its own behalf and on behalf of its members, that an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate is a member of the CBOT within the meaning of Article Fifth(b), and is eligible to be an Exerciser Member upon satisfaction of the terms and conditions of this Agreement and, to the extent not inconsistent with the terms and conditions of this Agreement, the 1992 Agreement.

     (b)  The CBOE agrees to submit to binding arbitration in accordance with
          Section 7 of this Agreement questions concerning the continued meaningfulness of member and delegate fee preferences or other incentives for the purpose of preventing mass migration of CBOT exercisers to CBOE as described in Section 2(c).

     (c) Within five (5) days following the Effective Date of this Agreement, the CBOE will withdraw and terminate its proposed rulemaking request (File No. SR-CBOE-00-44), initially filed with the Commission on August 30, 2000 and further agrees that it shall take no action to amend, modify or otherwise limit, or terminate or cause to expire, whether by interpretation or otherwise, the Exercise Right as a result of the completion of the CBOT's Restructuring Transactions, except as contemplated herein.

4. ELECTRONIC TRADING. The CBOT and CBOE are each free to develop, provide, maintain and use electronic trading platforms and to determine their respective trading hours and access policies for all their respective products without such action adversely affecting the Exercise Right except as such action may be inconsistent with the provisions of this Agreement.

5. INFORMATION SHARING. The parties agree to provide full information regarding the status of all members including exercisers and delegate exercisers on a current and continuing basis.

6. FURTHER ASSURANCES. The CBOT and the CBOE shall take such further steps toward ensuring that their respective memberships understand the implications of this Agreement as they shall reasonably agree, including, without limitation, the development of either a joint or separate "question and answer" publications, in either case subject to the approval of both the CBOT and the CBOE, and other appropriate materials for distribution to the membership of the CBOT and the CBOE. In addition, the CBOE and the CBOT will actively pursue cost-sharing and other mutually beneficial initiatives.

7. ARBITRATION. Questions subject to arbitration in accordance with Sections 2(c) and 3(b) of this Agreement shall be submitted to arbitration in Chicago, Illinois under the auspices of the American Arbitration Association ("AAA") and pursuant to the Commercial Arbitration Rules of the AAA in effect at the time arbitration is initiated. The arbitration panel shall consist of three arbitrators: one arbitrator selected by each of the parties within 15 days after receipt of the demand for arbitration, and a neutral arbitrator selected by the two party-appointed arbitrators. If the two party-appointed arbitrators cannot agree upon a person to serve as the neutral arbitrator within 30 days after the parties have notified each other of the identity of the party-appointed arbitrators, the neutral arbitrator shall be selected by the AAA.

8. GOVERNING LAW. Except to the extent that this Agreement is governed by any law of the United States or of a rule or regulation adopted by a regulatory agency pursuant to any such law, this Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Illinois, without regard to its conflicts of law doctrine.

9. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of each party hereto, provided that no rights, obligations or liabilities hereunder shall be assignable by any party without the prior written consent of the other party. It is expressly understood and agreed by the parties that the conversion of the CBOT from a Delaware non-stock, not-for-profit corporation into a Delaware stock, for-profit corporation pursuant to the CBOT Restructuring Transactions shall have no effect whatsoever on the validity or enforceability of this Agreement or the 1992 Agreement.

10. OTHER AGREEMENTS. The 1992 Agreement shall remain in full force and effect, and the CBOT and the CBOE hereby reaffirm all of their respective rights and obligations thereunder. Notwithstanding the foregoing, the CBOT and the CBOE agree that, to the extent this Agreement conflicts with the 1992 Agreement, this Agreement supersedes the applicable provisions of the 1992 Agreement. The CBOT and the CBOE agree to be bound by this Agreement and not to take any action inconsistent with this Agreement.

11.  APPROVALS.

     (a) The CBOT and CBOE mutually agree that it is appropriate, and within the meaning and spirit of Article Fifth(b), for the CBOE to interpret Article Fifth(b) in accordance with the provisions of this Agreement. The CBOT and the CBOE acknowledge that, as an interpretation of Article Fifth(b), this Agreement must be filed with and approved by the Securities and Exchange Commission ("SEC") in order to become effective. The CBOE will submit any rule changes required to implement this Agreement to the SEC for its review and approval. The CBOE also intends to submit this Agreement to the approval of the CBOE membership. The CBOE will use its best efforts to obtain approval from its membership and the SEC in the most expeditious manner possible. The CBOT intends to submit any rule changes required to implement this Agreement to the Commodity Futures Trading Commission ("CFTC") for its review and approval. The CBOT will use its best efforts to obtain approval from the CFTC in the most expeditious manner possible. If the SEC, the CFTC, or both, refuse any of the above approvals unless certain changes are made, the parties agree to consider in good faith the adoption of the necessary changes as expeditiously as possible. If the SEC, the CFTC or the CBOE membership thereafter refuse their approval, despite the parties' good faith efforts, this Agreement shall be null and void, as if never executed, and neither party shall be deemed to be in any way bound by any term or provision, including any agreement or acknowledgement, of this Agreement.

     (b) This Agreement shall be attached as an exhibit to the CBOT's Registration Statement and the material provisions of this Agreement shall be summarized in that Registration Statement. This Agreement shall be null and void, as if never executed, and neither party shall be deemed to be in any way bound by any term or provision, including any agreement or acknowledgement, of this Agreement if 1) the SEC does not declare the Registration Statement effective; 2) the CBOT membership does not vote to approve the restructuring transactions described in the Registration Statement; 3) the CBOT does not receive a favorable ruling from the Internal Revenue Service ("IRS"), in form and substance satisfactory to the CBOT's Board of Directors, relating to the restructuring transactions described in the Registration Statement; 4) the CBOT does not receive any required approvals by the CFTC relating to the restructuring transactions described in the Registration Statement; or 5) a court order or other government regulation prohibits or restricts the restructuring transactions described in the Registration Statement. The CBOT will use its best efforts to obtain approval from the SEC, the IRS and the CFTC in the most expeditious manner possible. If the SEC, the IRS or the CFTC refuse their approval unless certain changes are made, the CBOT agrees to consult with the CBOE and to consider in good faith the adoption of the necessary changes as expeditiously as possible.

        CHICAGO BOARD OPTIONS                          BOARD OF TRADE OF
        EXCHANGE, INCORPORATED                      THE CITY OF CHICAGO, INC.

   By:                                          By:
          -------------------------                    -------------------------

   Title:                                       Title:
          -------------------------                    -------------------------

   By:                                          By:
          -------------------------                    -------------------------

   Title:                                       Title:
          -------------------------                    -------------------------





While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as to the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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